UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 001-31913

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NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
 (Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

                         .

SUBMITTED HEREWITH

Exhibits

99.1  Interim Condensed Consolidated Financial Statements for the Period Ended February 28, 2013

99.2  Management’s Discussion and Analysis for the Period Ended February 28, 2013

99.3  Certification of interim filings – CEO

99.4  Certification of interim filings – CFO

99.5  News Release dated April 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NOVAGOLD RESOURCES INC.
(Registrant)

Date: April 10, 2013	By:	/s/ David A. Ottewell
David A. Ottewell
	Title:	Vice President and Chief Financial Officer